FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001-56

NOTICE TO SHAREHOLDERS

Companhia Brasileira de Distribuição (“Company”) announces to its shareholders that the Company’s capital stock increase was approved at the Annual and Extraordinary General Meeting held on April 29, 2010 by means of the capitalization of the portion of the Company’s goodwill special reserve at the amount of eighty-three million, nine hundred and eight thousand, two hundred and twenty-nine Reais and twenty-five cents (R$ 83,908,229.25). Out of the total increase, sixteen million, seven hundred and eighty-one thousand, six hundred and sixty-four Reais and thirty-six cents (R$ 16,781,664.36) will be capitalized without the issue of new shares, in benefit, therefore, of all the Company’s shareholders, and sixty-seven million, one hundred and twenty-six thousand, five hundred and sixty-four Reais and eighty-nine cents (R$ 67,126,564.89) will be capitalized in benefit of the Company’s controlling shareholder, Wilkes Participações S.A. (“Wilkes”), pursuant to Article 7 of CVM Instruction 319/99 of the Brazilian Securities and Exchange Commission (“CVM”) (as amended), by means of the issue of one million, one hundred and eleven thousand and five hundred and fifty-one (1,111,551) new preferred shares class A of the Company.

Pursuant to the provision in Article 171 of Law 6,404/76, shareholders will have the preemptive right to subscribe the new shares to be issued as a result of capital stock increase above mentioned, corresponding to the portion of the increase which will be capitalized in benefit of the controlling shareholder, observing the following conditions:

(i) Amount of the increase to be carried out upon the issue of new shares: sixty-seven million one hundred and twenty-six thousand, five hundred and sixty-four Reais and eighty-nine cents (R$ 67,126,564.89).

(ii) Number and type of shares to be issued: one million, one hundred and eleven thousand and five hundred and fifty-one (1,111,551) new preferred shares class A of the Company.

(iii) Issue price: The issue price is sixty Reais and thirty-nine cents (R$ 60.39) per preferred share class A and was established in accordance with the criterion set forth in Article 170, paragraph 1, III of Law 6,404/76, based on the weighted average of the fifteen (15) trading floors prior to the publication of the Call Notice to the Annual and Extraordinary Meeting resolving on said capital increase.

The preemptive right shall be exercised within thirty consecutive days (30), as of the publication of the Notice to Shareholders informing on the start of such a period. The subscription of shares shall be concluded after the end of said period to exercise the preemptive right.

(iv) Characteristics: The new preferred shares class A issued shall have the same rights and characteristics of the preferred shares currently existing, however they shall not be entitled to receive dividends related to the end of the year ended December 31, 2009.

(v) Form of payment: The preferred shares class A issued shall be paid by means of the capitalization of a portion of the amounts existing in the special goodwill reserve recorded in the Company, in benefit of the Company’s controlling shareholder, Wilkes, as set forth in Article 7 of CVM Instruction 319/99.

The shareholders who exercise the preemptive right for the subscription of shares issued in capital increase shall make the payment of the issue price of shares subscribed directly to the Company’s controlling shareholder, in domestic currency, as authorized by Article 171, Paragraph 2 of Law 6,404/76 and Article 7, Paragraph 1 of CVM Instruction 319/99.

(vi) Preemptive right: (a) Except as described in item (b) below, the shareholders may exercise the preemptive right dealt with in Article 171 of Law 6,404/76, for the preclusive period of thirty (30) days as of May 4, 2010, including, ending on June 2, 2010, including, and they shall go to the following branches of Banco Itaú S.A.:

Brasília/DF	SCS Quadra 3 – Edif. D’Angela, 30 – Bloco A, Sobreloja
Belo Horizonte/MG	Av. João Pinheiro, 195 – Subsolo
Curitiba/PR	R. João Negrão, 65 – Sobreloja
Porto Alegre/RS	R. Sete de Setembro, 746 – Térreo
Rio de Janeiro/RJ	R. Sete de Setembro, 99 – Subsolo
São Paulo/SP	R. Boa Vista, 176 – 1 Subsolo
Salvador/BA	Av. Estados Unidos, 50, 2º and - (Ed Sesquicentenário)

The shareholders shall receive the subscription lists by mail and those who did not receive it should go, within the subscription period established above, to any of the branches of Banco Itaú S.A. indicated above.

(b) Since the preemptive right was not recorded in the U.S. Securities and Exchange Commission (“SEC”) by means of the Registration Statement, nor is there exemption of registration in the applicable SEC, U.S. persons, as set forth in Regulation S promulgated within the scope of Securities Act of 1933, as amended, shall not exercise the preemptive right in the subscription of shares issued as a result of capital stock increase.

(vii) Preemptive right ratio: The preemptive right of the Company’s shareholders shall be exercised at the ration of 0.43618607% in new preferred shares, pursuant to the caput in Article 171 of Law 6,404/76.

(viii) Trading of subscription rights: Shareholders of shares issued by the Company who wish to trade its subscription rights may do it within the period of exercise of preemptive right, as established above, and they shall proceed within the period necessary to allow the rights granted to be exercised within said period. Shareholders whose shares are held in custody with Banco Itaú S.A. shall request this institution the respective list of transfer of rights, or offer instruction to their preferred brokerage firm for direct trading on stock exchanges.

(ix) Unsubscribed shares: There shall be no unsubscribed shares, in view that the capital increase shall be paid by means of the capitalization of the portion of the special goodwill reserve in the exact amount of the capital stock increase. For this reason, there will be no publication of Notice to Shareholders informing on the conclusion of the increase.

(x) Ex-subscription trading: The shares acquired as of April 30, 2010, including, shall not be entitled to the subscription right.

Occasional clarifications as to the capital stock increase may be obtained by means of phone number 55 (11) 3886-0421 or via e-mail gpa.ri@grupopaodeacucar.com.br.

São Paulo, May 3, 2010.

Daniela Sabbag
Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 03, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.